No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2019

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On November  8, 2019, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal second quarter and fiscal half year ended September 30, 2019.

Exhibit 2:

The Board of Directors of the Company, at its meeting held on November 8, 2019, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation.

Exhibit 3:

The Board of Directors of the Company, at its meeting held on November 8, 2019, resolved that the Company will purchase its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation. The Company determined the specific method of the acquisition.

Exhibit 4:

In respect of the acquisition of own shares notified by the Company on November 8, 2019, the Company has purchased its own shares.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 12, 2019

November 8, 2019

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER AND

THE FISCAL FIRST HALF YEAR ENDED SEPTEMBER 30, 2019

Tokyo, November 8, 2019 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and the fiscal first half year ended September 30, 2019.

Second Quarter Results

Honda’s consolidated sales revenue for the three months ended September 30, 2019 decreased by 2.9%, to JPY 3,729.1 billion from the same period last year, due mainly to decreased sales revenue in Automobile business, Motorcycle business, Life creation and other businesses operations as well as negative foreign currency translation effects, which was partially offset by increased sales revenue in Financial services business operations. Operating profit increased by 2.6%, to JPY 220.1 billion from the same period last year, due mainly to decreased selling, general and administrative expenses as well as continuing cost reduction, which was partially offset by a decrease in profit attributable to decreased sales revenue and model mix. Profit before income taxes increased by 2.3%, to JPY 289.6 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 6.7%, to JPY 196.5 billion from the same period last year, due mainly to increased income tax expense.

Earnings per share attributable to owners of the parent for the quarter amounted to JPY 111.70, a decrease of JPY 7.96 from the corresponding period last year. One Honda American Depository Share represents one common share.

First Half Year Results

Honda’s consolidated sales revenue for the six months ended September 30, 2019 decreased by 1.8%, to JPY 7,725.3 billion from the same period last year, due mainly to decreased sales revenue in Automobile business, Motorcycle business, Life creation and other businesses operations as well as negative foreign currency translation effects, which was partially offset by increased sales revenue in Financial services business operations. Operating profit decreased by 8.0%, to JPY 472.6 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix as well as negative foreign currency effects, which was partially offset by continuing cost reduction. Profit before income taxes decreased by 9.7%, to JPY 579.4 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 19.0%, to JPY 368.8 billion from the same period last year.

Earnings per share attributable to owners of the parent for the period amounted to JPY 209.63, a decrease of JPY 47.81 from the corresponding period last year.

Consolidated Statements of Financial Position for the Fiscal First Half Year Ended September 30, 2019

Total assets decreased by JPY 98.1 billion, to JPY 20,320.9 billion from March 31, 2019 mainly due to foreign currency translation effects, despite an increase in equipment on operating leases as well as property, plant and equipment which includes right-of-use assets through the adoption of IFRS 16. Total liabilities decreased by JPY 142.5 billion, to JPY 11,710.7 billion from March 31, 2019 mainly due to decreased trade payables and foreign currency translation effects, despite an increase in other financial liabilities which includes lease liabilities through the adoption of IFRS 16. Total equity increased by JPY 44.4 billion, to JPY 8,610.1 billion from March 31, 2019 due mainly to an increase in retained earnings attributable to profit for the period, despite foreign currency translation effects.

Consolidated Statements of Cash Flows for the Fiscal First Half Year Ended September 30, 2019

Consolidated cash and cash equivalents on September 30, 2019 decreased by JPY 159.1 billion from March 31, 2019, to JPY 2,334.9 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to JPY 409.9 billion of cash inflows. Cash inflows from operating activities increased by JPY 12.7 billion from the same period last year, due mainly to a decrease in receivables from financial services, despite increased payments for parts, raw materials and purchase of equipment on operating leases.

Net cash used in investing activities amounted to JPY 375.5 billion of cash outflows. Cash outflows from investing activities decreased by JPY 1.3 billion from the same period last year, due mainly to decreased payments for acquisitions of other financial assets as well as for additions to property, plant and equipment, which was partially offset by a decrease in proceeds from sales and redemptions of other financial assets.

Net cash used in financing activities amounted to JPY 134.2 billion of cash outflows. Cash outflows from financing activities increased by JPY 70.3 billion from the same period last year, due mainly to an increase in repayments of financing liabilities, which was partially offset by an increase in proceeds from financing liabilities.

Forecasts for the Fiscal Year Ending March 31, 2020

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2020, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2020

	Yen (billions)	Changes from FY 2019
Sales revenue	15,050.0	-5.3%
Operating profit	690.0	-5.0%
Profit before income taxes	905.0	-7.6%
Profit for the year	640.0	-5.4%
Profit for the year attributable to owners of the parent	575.0	-5.8%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	329.64

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 107 for the full year ending March 31, 2020.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2020 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	- 133.9
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 134.0
SG&A expenses	+ 78.0
R&D expenses	- 7.0
Currency effect	- 138.0
The impact related to changes of the global automobile production network and capability*	+ 30.6

Operating profit compared with fiscal year ended March 31, 2019	- 36.3

Share of profit of investments accounted for using the equity method	- 18.8
Finance income and finance costs	- 19.1

Profit before income taxes compared with fiscal year ended March 31, 2019	- 74.3

*	The impact related to changes of the global automobile production network and capability in FY2019 was JPY 68.0 billion and the forecast for the FY2020 is JPY 37.4 billion

Dividend per Share of Common Stock

Fiscal second quarter dividend is JPY 28 per share of common stock. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2020, is JPY 112 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

[1] Condensed Consolidated Statements of Financial Position

March 31, 2018 and September 30, 2019

	Yen (millions)
	Mar. 31, 2019	Sep. 30, 2019
Assets
Current assets:
Cash and cash equivalents	2,494,121	2,334,967
Trade receivables	793,245	691,505
Receivables from financial services	1,951,633	1,834,070
Other financial assets	163,274	183,205
Inventories	1,586,787	1,629,194
Other current assets	358,234	331,887

Total current assets	7,347,294	7,004,828

Non-current assets:
Investments accounted for using the equity method	713,039	782,670
Receivables from financial services	3,453,617	3,397,659
Other financial assets	417,149	431,105
Equipment on operating leases	4,448,849	4,529,760
Property, plant and equipment	2,981,840	3,069,893
Intangible assets	744,368	778,431
Deferred tax assets	150,318	140,412
Other non-current assets	162,648	186,231

Total non-current assets	13,071,828	13,316,161

Total assets	20,419,122	20,320,989

Liabilities and Equity
Current liabilities:
Trade payables	1,184,882	1,017,489
Financing liabilities	3,188,782	3,102,039
Accrued expenses	476,300	411,672
Other financial liabilities	132,910	177,132
Income taxes payable	49,726	52,803
Provisions	348,763	284,611
Other current liabilities	599,761	586,633

Total current liabilities	5,981,124	5,632,379

Non-current liabilities:
Financing liabilities	4,142,338	4,072,361
Other financial liabilities	63,689	297,442
Retirement benefit liabilities	398,803	417,454
Provisions	220,745	221,403
Deferred tax liabilities	727,411	740,341
Other non-current liabilities	319,222	329,412

Total non-current liabilities	5,872,208	6,078,413

Total liabilities	11,853,332	11,710,792

Equity:
Common stock	86,067	86,067
Capital surplus	171,460	171,664
Treasury stock	(177,827)	(177,752)
Retained earnings	7,973,637	8,242,571
Other components of equity	214,383	18,473

Equity attributable to owners of the parent	8,267,720	8,341,023
Non-controlling interests	298,070	269,174

Total equity	8,565,790	8,610,197

Total liabilities and equity	20,419,122	20,320,989

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the six months ended September 30, 2018 and 2019

	Yen (millions)
	Six months ended Sep. 30, 2018	Six months ended Sep. 30, 2019
Sales revenue	7,865,845	7,725,356
Operating costs and expenses:
Cost of sales	(6,167,404)	(6,123,574)
Selling, general and administrative	(809,945)	(783,943)
Research and development	(374,638)	(345,234)

Total operating costs and expenses	(7,351,987)	(7,252,751)

Operating profit	513,858	472,605

Share of profit of investments accounted for using the equity method	118,228	108,179
Finance income and finance costs:
Interest income	23,324	26,260
Interest expense	(5,957)	(7,595)
Other, net	(8,129)	(20,014)

Total finance income and finance costs	9,238	(1,349)

Profit before income taxes	641,324	579,435
Income tax expense	(145,377)	(179,670)

Profit for the period	495,947	399,765

Profit for the period attributable to:
Owners of the parent	455,101	368,856
Non-controlling interests	40,846	30,909

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	257.44	209.63

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2018 and 2019

	Yen (millions)
	Six months ended Sep. 30, 2018	Six months ended Sep. 30, 2019
Profit for the period	495,947	399,765
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	434	(4,693)
Share of other comprehensive income of investments accounted for using the equity method	(745)	(604)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(41)	164
Exchange differences on translating foreign operations	199,376	(167,710)
Share of other comprehensive income of investments accounted for using the equity method	(17,750)	(31,571)

Total other comprehensive income, net of tax	181,274	(204,414)

Comprehensive income for the period	677,221	195,351

Comprehensive income for the period attributable to:
Owners of the parent	635,015	173,092
Non-controlling interests	42,206	22,259

Condensed Consolidated Statements of Income

For the three months ended September 30, 2018 and 2019

	Yen (millions)
	Three months ended Sep. 30, 2018	Three months ended Sep. 30, 2019
Sales revenue	3,841,712	3,729,103
Operating costs and expenses:
Cost of sales	(3,004,708)	(2,957,091)
Selling, general and administrative	(438,289)	(376,494)
Research and development	(184,240)	(175,382)

Total operating costs and expenses	(3,627,237)	(3,508,967)

Operating profit	214,475	220,136

Share of profit of investments accounted for using the equity method	63,926	63,949
Finance income and finance costs:
Interest income	11,411	12,065
Interest expense	(2,994)	(4,000)
Other, net	(3,776)	(2,526)

Total finance income and finance costs	4,641	5,539

Profit before income taxes	283,042	289,624
Income tax expense	(53,817)	(79,451)

Profit for the period	229,225	210,173

Profit for the period attributable to:
Owners of the parent	210,771	196,554
Non-controlling interests	18,454	13,619

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	119.66	111.70

Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2018 and 2019

	Yen (millions)
	Three months ended Sep. 30, 2018	Three months ended Sep. 30, 2019
Profit for the period	229,225	210,173
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	310	1,655
Share of other comprehensive income of investments accounted for using the equity method	539	221
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(40)	54
Exchange differences on translating foreign operations	127,842	(38,492)
Share of other comprehensive income of investments accounted for using the equity method	(3,909)	(17,312)

Total other comprehensive income, net of tax	124,742	(53,874)

Comprehensive income for the period	353,967	156,299

Comprehensive income for the period attributable to:
Owners of the parent	332,427	144,815
Non-controlling interests	21,540	11,484

[3] Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2018

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2018	86,067	171,118	(113,271)	7,611,332	178,292	7,933,538	300,557	8,234,095
Effect of changes in accounting policy				(46,833)	(208)	(47,041)	6	(47,035)
Effect of hyperinflation				(9,454)	14,896	5,442		5,442

Adjusted balance as of April 1, 2018	86,067	171,118	(113,271)	7,555,045	192,980	7,891,939	300,563	8,192,502

Comprehensive income for the period
Profit for the period				455,101		455,101	40,846	495,947
Other comprehensive income, net of tax					179,914	179,914	1,360	181,274

Total comprehensive income for the period				455,101	179,914	635,015	42,206	677,221
Reclassification to retained earnings				(1,906)	1,906	—		—
Transactions with owners and other
Dividends paid				(95,696)		(95,696)	(57,152)	(152,848)
Purchases of treasury stock			(64,552)			(64,552)		(64,552)
Disposal of treasury stock			1			1		1
Share-based payment transactions		110				110		110

Total transactions with owners and other		110	(64,551)	(95,696)		(160,137)	(57,152)	(217,289)

Other changes				(3,770)		(3,770)		(3,770)

Balance as of September 30, 2018	86,067	171,228	(177,822)	7,908,774	374,800	8,363,047	285,617	8,648,664

For the six months ended September 30, 2019
	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2019	86,067	171,460	(177,827)	7,973,637	214,383	8,267,720	298,070	8,565,790

Comprehensive income for the period
Profit for the period				368,856		368,856	30,909	399,765
Other comprehensive income, net of tax					(195,764)	(195,764)	(8,650)	(204,414)

Total comprehensive income for the period				368,856	(195,764)	173,092	22,259	195,351
Reclassification to retained earnings				146	(146)	—		—
Transactions with owners and other
Dividends paid				(98,575)		(98,575)	(51,155)	(149,730)
Purchases of treasury stock			(4)			(4)		(4)
Disposal of treasury stock			79			79		79
Share-based payment transactions		204				204		204

Total transactions with owners and other		204	75	(98,575)		(98,296)	(51,155)	(149,451)

Other changes				(1,493)		(1,493)		(1,493)

Balance as of September 30, 2019	86,067	171,664	(177,752)	8,242,571	18,473	8,341,023	269,174	8,610,197

[4] Consolidated Statements of Cash Flows

For the six months ended September 30, 2018 and 2019

	Yen (millions)
	Six months ended Sep. 30, 2018	Six months ended Sep. 30, 2019
Cash flows from operating activities:
Profit before income taxes	641,324	579,435
Depreciation, amortization and impairment losses excluding equipment on operating leases	352,269	327,903
Share of profit of investments accounted for using the equity method	(118,228)	(108,179)
Finance income and finance costs, net	(51,523)	(37,602)
Interest income and interest costs from financial services, net	(60,705)	(64,586)
Changes in assets and liabilities
Trade receivables	30,775	72,277
Inventories	(45,257)	(102,759)
Trade payables	(58,246)	(78,278)
Accrued expenses	(68,534)	(58,310)
Provisions and retirement benefit liabilities	1,389	(26,074)
Receivables from financial services	(106,677)	47,293
Equipment on operating leases	(94,718)	(173,982)
Other assets and liabilities	(30,181)	(12,447)
Other, net	2,343	(550)
Dividends received	84,022	85,621
Interest received	130,371	145,241
Interest paid	(67,779)	(78,768)
Income taxes paid, net of refunds	(143,450)	(106,284)

Net cash provided by operating activities	397,195	409,951
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(224,775)	(153,354)
Payments for additions to and internally developed intangible assets	(89,682)	(111,292)
Proceeds from sales of property, plant and equipment and intangible assets	13,882	8,668
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	—	(3,047)
Payments for acquisitions of investments accounted for using the equity method	(2,401)	(2,401)
Payments for acquisitions of other financial assets	(311,231)	(197,620)
Proceeds from sales and redemptions of other financial assets	237,321	84,874
Other, net	—	(1,404)

Net cash used in investing activities	(376,886)	(375,576)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	3,803,313	4,123,201
Repayments of short-term financing liabilities	(3,778,832)	(4,268,863)
Proceeds from long-term financing liabilities	851,623	967,835
Repayments of long-term financing liabilities	(706,970)	(785,267)
Dividends paid to owners of the parent	(95,696)	(98,575)
Dividends paid to non-controlling interests	(47,423)	(36,377)
Purchases and sales of treasury stock, net	(64,551)	75
Repayments of lease liabilities	(25,380)	(36,255)

Net cash provided by (used in) financing activities	(63,916)	(134,226)
Effect of exchange rate changes on cash and cash equivalents	37,998	(59,303)

Net change in cash and cash equivalents	(5,609)	(159,154)
Cash and cash equivalents at beginning of year	2,256,488	2,494,121

Cash and cash equivalents at end of period	2,250,879	2,334,967

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Changes in accounting policies

IFRS 16 “Leases”

Honda has adopted IFRS 16 “Leases” with a date of initial application of April 1, 2019. Honda used the modified retrospective approach, under which the cumulative effect of initial application was recognized as an adjustment to the opening balance of equity at the date of initial application. Therefore, the comparative information has not been restated and continues to be reported under the previous accounting policy.

Previously, Honda determined at contract inception whether an arrangement was or contained a lease under IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease”. Honda assesses whether a contract is or contains a lease under IFRS 16 on or after April 1, 2019. Honda applied the practical expedient to grandfather the assessment of which a contract was or contained a lease when applying IFRS 16. Therefore, Honda applied IFRS 16 to all contracts entered into prior to April 1, 2019 and identified as leases under IAS 17 and IFRIC 4.

IFRS 16 introduced a single on-balance lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. In addition, expenses related to leases change from straight-line operating lease expenses to depreciation charge for right-of-use assets and interest expense on lease liabilities. At transition, Honda recognized the lease liabilities for leases previously classified as an operating lease under IAS 17, and measured these liabilities at the present value of the remaining lease payments, discounted using Honda’s incremental borrowing rate as of April 1, 2019. The weighted average rate applied was 1.19%. The right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. In addition, Honda applied the following practical expedients when applying IFRS 16.

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics;

•

Adjusted the right-of-use assets by the amount of any provision for onerous leases under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” recognized immediately before the date of initial application as an alternative to performing an impairment review; and

•	Excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application.

In the condensed consolidated statements of financial position, lease liabilities are included in other financial liabilities and right-of-use assets are included in property, plant and equipment.

Honda recognized additional lease liabilities of JPY 272,232 million and total assets, mainly right-of-use assets were recognized approximately in the same amounts in the condensed consolidated statements of financial position as of April 1, 2019.

The difference between the future minimum lease payments under non-cancelable operating leases as of March 31, 2019 disclosed in the consolidated financial statements immediately before the date of initial application, and the lease liabilities recognized as of April 1, 2019, is as follows:

Yen(millions)
Future minimum lease payments under non-cancelable operating leases as of March 31, 2019	115,634
Discounted using the incremental borrowing rate as of April 1, 2019	108,147

Add: Finance lease obligations	62,308
Add: Cancelable operating leases	11,612
Add: Extension options reasonably certain to be exercised	152,473

Lease liabilities recognized as of April 1, 2019	334,540

[B] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (S×S) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses*	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Explanatory note:

*

Power product business has been renamed Life creation business from April 1, 2019. Honda expands the concept of our Power product business and continues pursuing it under a new concept of “Life Creation Business”. This renaming of the business represents our intention to evolve our business as a function to create new value for “mobility” and “daily lives”, which includes our existing Power product business as well as new businesses for the future, including energy business.

Segment information based on products and services

As of and for the six months ended September 30, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,094,226	5,421,971	1,185,980	163,668	7,865,845	—	7,865,845
Intersegment	—	93,384	7,486	11,136	112,006	(112,006)	—

Total	1,094,226	5,515,355	1,193,466	174,804	7,977,851	(112,006)	7,865,845

Segment profit (loss)	177,174	221,506	116,372	(1,194)	513,858	—	513,858

Segment assets	1,458,540	7,984,546	10,153,832	316,353	19,913,271	354,470	20,267,741
Depreciation and amortization	33,942	309,249	384,060	7,227	734,478	—	734,478
Capital expenditures	23,957	238,173	1,000,337	5,493	1,267,960	—	1,267,960

As of and for the six months ended September 30, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,055,543	5,167,970	1,345,634	156,209	7,725,356	—	7,725,356
Intersegment	—	113,050	7,156	10,846	131,052	(131,052)	—

Total	1,055,543	5,281,020	1,352,790	167,055	7,856,408	(131,052)	7,725,356

Segment profit (loss)	147,655	195,293	132,162	(2,505)	472,605	—	472,605

Segment assets	1,473,282	7,903,911	10,131,384	336,266	19,844,843	476,146	20,320,989
Depreciation and amortization	32,563	283,570	406,833	7,146	730,112	—	730,112
Capital expenditures	30,698	207,122	1,193,874	7,190	1,438,884	—	1,438,884

For the three months ended September 30, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	539,319	2,624,635	596,085	81,673	3,841,712	—	3,841,712
Intersegment	—	45,529	4,196	5,289	55,014	(55,014)	—

Total	539,319	2,670,164	600,281	86,962	3,896,726	(55,014)	3,841,712

Segment profit (loss)	85,044	69,825	59,193	413	214,475	—	214,475

For the three months ended September 30, 2019
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	522,525	2,473,492	657,233	75,853	3,729,103	—	3,729,103
Intersegment	—	57,388	3,532	5,958	66,878	(66,878)	—

Total	522,525	2,530,880	660,765	81,811	3,795,981	(66,878)	3,729,103

Segment profit (loss)	77,782	74,918	66,380	1,056	220,136	—	220,136

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2018 and 2019 amounted to JPY 633,623 million and JPY 751,369 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the six months ended September 30, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,129,949	4,192,771	318,832	1,848,097	376,196	7,865,845	—	7,865,845
Inter-geographic areas	1,215,912	251,798	129,199	361,264	3,602	1,961,775	(1,961,775)	—

Total	2,345,861	4,444,569	448,031	2,209,361	379,798	9,827,620	(1,961,775)	7,865,845

Operating profit (loss)	42,114	163,843	7,271	250,109	30,625	493,962	19,896	513,858

Assets	4,373,170	11,496,432	683,043	3,039,075	620,567	20,212,287	55,454	20,267,741
Non-current assets other than financial instruments and deferred tax assets	2,596,051	4,857,844	97,064	671,714	145,792	8,368,465	—	8,368,465
As of and for the six months ended September 30, 2019
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,212,399	4,184,239	291,376	1,677,663	359,679	7,725,356	—	7,725,356
Inter-geographic areas	1,080,995	197,596	101,358	339,309	3,650	1,722,908	(1,722,908)	—

Total	2,293,394	4,381,835	392,734	2,016,972	363,329	9,448,264	(1,722,908)	7,725,356

Operating profit (loss)	81,200	178,981	9,803	186,278	8,425	464,687	7,918	472,605

Assets	4,731,555	11,201,065	618,461	2,972,541	589,213	20,112,835	208,154	20,320,989
Non-current assets other than financial instruments and deferred tax assets	2,969,630	4,712,010	90,759	664,300	127,616	8,564,315	—	8,564,315

For the three months ended September 30, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	575,806	2,015,472	145,853	929,374	175,207	3,841,712	—	3,841,712
Inter-geographic areas	629,840	115,747	64,937	184,275	1,256	996,055	(996,055)	—

Total	1,205,646	2,131,219	210,790	1,113,649	176,463	4,837,767	(996,055)	3,841,712

Operating profit (loss)	27,402	53,483	236	127,595	7,990	216,706	(2,231)	214,475

For the three months ended September 30, 2019
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	618,099	1,971,113	135,984	833,561	170,346	3,729,103	—	3,729,103
Inter-geographic areas	524,540	94,677	50,520	164,146	1,707	835,590	(835,590)	—

Total	1,142,639	2,065,790	186,504	997,707	172,053	4,564,693	(835,590)	3,729,103

Operating profit (loss)	44,528	76,280	7,203	88,317	(54)	216,274	3,862	220,136

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2018 and 2019 amounted to JPY 633,623 million and JPY 751,369 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[C] Subsequent Event

Acquisition of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on November 8, 2019, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation.

1. Reason for acquisition of own share

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2. Details of the acquisition

(1) Class of shares to be acquired:

Shares of common stock

(2) Total number of shares to be acquired:

Up to 33,000,000 shares (1.9% of total number of issued shares (excluding treasury stock))

(3) Total amount of shares to be acquired:

Up to 100,000 million yen

(4) Period of acquisition:

Starting on November 11, 2019 and ending on March 31, 2020

(5) Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

[D] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

For the related civil lawsuits mainly in the Unites States, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

[Translation]

November 8, 2019

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Notice Concerning Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on November 8, 2019, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation.

Particulars

1.	Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 33,000,000 shares (1.9 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 100 billion yen

(4)	Period of acquisition:

Starting on November 11, 2019 and ending on March 31, 2020

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

Reference:	The Company’s treasury stock held as of September 30, 2019

	Total number of issued shares (excluding treasury stock):	1,759,583,360 shares

	Total number of treasury stock:	51,845,070 shares

[Translation]

November 8, 2019

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Notice Concerning Purchase of the Company’s Own Shares through ToSTNeT-3

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on November 8, 2019, resolved that the Company will purchase its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation. The Company determined the specific method of the acquisition as follows.

Particulars

1.	Method of acquisition

The Company will delegate the purchase of own shares through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNEeT-3) on the Tokyo Stock Exchange at 8:45 a.m. on November 11, 2019, at a price of 3,072 yen per share, which is the closing price (including the last special quote) of the Company shares on November 8, 2019. The purchase will not be conducted by any other trading system or at any other trading time.

The purchase order will be valid only for the time designated for the transactions.

2.	Details of acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 5,500,000 shares

(3)	Announcement of acquisition results:

The results of the acquisition will be announced after the completion of the transaction at 8:45 a.m. on November 11, 2019.

Note 1:	The total number of shares to be acquired will not be changed. Depending on market conditions and other factors, a part or all of the transaction may not be performed.

Note 2:	The purchase will be made based on selling orders corresponding to the number of shares to be acquired.

Reference:	Details of the resolution at the meeting of the Board of Directors held on November 8, 2019

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 33,000,000 shares (1.9 % of the total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 100 billion yen

(4)	Period of acquisition:

Starting on November 11, 2019 and ending on March 31, 2020

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

[Translation]

November 11, 2019

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Notice Concerning Result of Acquisition of the Company’s Own Shares through ToSTNeT-3

In respect of the acquisition of own shares notified by Honda Motor Co., Ltd. (the “Company”) on November 8, 2019, the Company has purchased its own shares as follows.

Particulars

1.	Reason for acquisition of own shares

The Company acquired its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of acquisition

(1)	Class of shares acquired:

Shares of common stock

(2)	Total number of shares acquired:

5,406,500 shares

(3)	Total amount of shares acquired:

16,608,768,000 yen

(4)	Date of the acquisition:

November 11, 2019

(5)	Method of acquisition:

Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3) on the Tokyo Stock Exchange

Reference:	Details of the resolution at the meeting of the Board of Directors held on November 8, 2019

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 33,000,000 shares (1.9 % of the total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 100 billion yen

(4)	Period of acquisition:

Starting on November 11, 2019 and ending on March 31, 2020

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

Progress as of November 11, 2019

Total number of shares acquired:	5,406,500 shares
Total amount of shares acquired:	16,608,768,000 yen